    As filed with the Securities and Exchange Commission on June 27, 2001

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(MARK ONE)

   [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

               FOR THE TRANSITION PERIOD FROM ________ TO ________

                         COMMISSION FILE NUMBER: 000-23962

                          BUDGET RENT A CAR CORPORATION
                            EMPLOYEE RETIREMENT PLAN
                      FOR COLLECTIVELY BARGAINED EMPLOYEES
                                125 BASIN STREET
                                    SUITE 210
                          DAYTONA BEACH, FLORIDA 32114
                        (Full Title and Address of Plan)

                               BUDGET GROUP, INC.
                                125 BASIN STREET
                                    SUITE 210
                          DAYTONA BEACH, FLORIDA 32114
               (Name of Issuer of Securities held Pursuant to Plan
                 and Address of its Principal Executive Office)

                              REQUIRED INFORMATION

The following financial statements for the Budget Rent a Car Corporation Employee Retirement Plan for Collectively Bargained Employees are included herein:

1. An audited statement of net assets available for benefits as of the end of each of the latest two fiscal years of the plan.

2. An audited statement of changes in net assets available for benefits for the latest fiscal year of the plan.

                                INDEX TO EXHIBITS

Exhibit No.      Description
-----------      -----------
    23.1         Consent of Arthur Andersen LLP

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, Budget Group, Inc., as administrator of the Budget Rent a Car Corporation Employee Retirement Plan for Collectively Bargained Employees has caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                           BUDGET RENT A CAR CORPORATION EMPLOYEE RETIREMENT PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES


                           By: BUDGET GROUP, INC.

                           By: /s/ Thomas L. Kram
                              -------------------------------------------------
                              Thomas L. Kram
                              Vice President and Controller

                           Date: June 27, 2001
                                -----------------------------------------------

                      BUDGET RENT A CAR CORPORATION
                      EMPLOYEE RETIREMENT PLAN
                      FOR COLLECTIVELY BARGAINED EMPLOYEES

                      FINANCIAL STATEMENTS
                      AS OF DECEMBER 31, 2000 AND 1999,
                      TOGETHER WITH REPORT OF INDEPENDENT
                      CERTIFIED PUBLIC ACCOUNTANTS

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To Budget Group, Inc.:

We have audited the accompanying statements of net assets available for benefits of Budget Rent a Car Corporation Employee Retirement Plan for Collectively Bargained Employees as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. We were also engaged to audit the supplemental schedule of assets held for investment as of December 31, 2000. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Orlando, Florida,
May 11, 2001

             BUDGET RENT A CAR CORPORATION EMPLOYEE RETIREMENT PLAN

                      FOR COLLECTIVELY BARGAINED EMPLOYEES

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 2000 AND 1999

                                                                       2000              1999
                                                                    ----------        ----------

INVESTMENTS:
     At fair value-
         Budget Group, Inc. common stock                            $    3,392        $       --
         Mutual funds                                                3,613,251        $3,043,839
         Money market fund                                             828,551                --
         Corporate bonds                                                    --           370,657
     At contract value-
         Guaranteed investment contracts                                    --           734,339
                                                                    ----------        ----------
                      Total investments                              4,445,194         4,148,835
                                                                    ----------        ----------

CONTRIBUTIONS RECEIVABLE:
     Employee                                                           57,394            58,291
     Employer                                                           14,292            15,365
                                                                    ----------        ----------
                      Total contributions receivable                    71,686            73,656
                                                                    ----------        ----------

EXCESS CONTRIBUTIONS PAYABLE                                             9,722                --
                                                                    ----------        ----------

NET ASSETS AVAILABLE FOR BENEFITS                                   $4,507,158        $4,222,491
                                                                    ==========        ==========

        The accompanying notes are an integral part of these statements.

             BUDGET RENT A CAR CORPORATION EMPLOYEE RETIREMENT PLAN

                      FOR COLLECTIVELY BARGAINED EMPLOYEES

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2000

ADDITIONS:
     Investment (loss) income-
         Net depreciation in fair value of investments              $   (286,445)
         Interest and dividend income                                     84,830
                                                                    ------------
                      Total investment loss                             (201,615)
                                                                    ------------
     Contributions-
         Employee                                                        598,900
         Employer                                                        146,107
                                                                    ------------
                      Total contributions                                745,007
                                                                    ------------
                      Total additions                                    543,392

DEDUCTIONS:
     Benefits paid to participants                                       258,725
                                                                    ------------

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                        284,667

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year                   4,222,491
                                                                    ------------

NET ASSETS AVAILABLE FOR BENEFITS, end of year                      $  4,507,158
                                                                    ============

         The accompanying notes are an integral part of this statement.

             BUDGET RENT A CAR CORPORATION EMPLOYEE RETIREMENT PLAN
                      FOR COLLECTIVELY BARGAINED EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999

1.       DESCRIPTION OF PLAN:

The following brief description of the Budget Rent a Car Corporation Employee Retirement Plan for Collectively Bargained Employees (the Plan) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

The Plan is a defined contribution plan administered by the Compensation Committee appointed by the Board of Directors of Budget Group, Inc. (the Employer or Budget). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

All employees who are members of collective bargaining units of the participating division of the Employer who are at least 18 years of age and who have completed one year of service, are eligible to participate. Year of service is defined for eligibility and vesting purposes as a plan year during which a participant is credited with at least 1,000 hours of service.

Contributions

Contribution levels and Employer match are subject to the terms of the individually negotiated collectively bargained agreements.

Employer contributions for the Chicago, Hawaii, Los Angeles, Oakland, San Francisco and Miami divisions are equal to 25 percent of each participant's pre-tax contribution, up to a maximum participant pre-tax contribution of 6 percent. Employer contributions for the Nashville, New Orleans and Detroit divisions are equal to 50 percent of each participant's pre-tax contribution, up to a maximum participant pre-tax contribution of 6 percent. Employer contributions for the Boston division are equal to 15 percent of each participant's pre-tax contribution, up to a maximum participant pre-tax contribution of 6 percent.

Forfeitures are used to reduce future Employer contributions.

Participant Accounts

Each participant may select the investment funds in which his contributions will be invested. As of December 31, 1999, participants were able to choose among the following investment options: the American Century Twentieth Century Select Mutual Fund, the American Century Balanced Mutual Fund, the American Century Benham Bond Fund, or the CIGNA Guaranteed Long-Term Fund. During the year ended December 31, 2000, the previous options were eliminated and the following options were made available: the Alliance Premier Growth Fund, the Income Fund of America, the Bond Fund of America, the Franklin Small Cap Growth Fund, the Washington Mutual Investors Fund, the Collective Short-Term Investment Fund, the Templeton Foreign Fund, the Franklin Money Market Fund, and Budget common stock.

Each participant's account is credited with his or her contribution, the employer's matching contribution and an allocation of plan earnings or losses. Allocations of earnings or losses are based on the proportion that each participant's account bears to the total of all participant account balances.

Participants may change their investment elections and their elective deferrals by completing the change section of their application forms on January 1, April 1, July 1 or October 1.

Vesting

Participants are fully vested in their contributions plus actual earnings or losses. Vesting in the Employer contribution and related earnings or losses is based on years of continuous service as follows:

                                              Vested
Year of Service                             Percentage
---------------                             ----------
  Less than 1                                    0%
  1 to 2                                        20%
  2 to 3                                        40%
  3 to 4                                        60%
  4 to 5                                        80%
  5 or more                                    100%

Benefits Paid to Participants

On termination of service due to death, disability, retirement or termination, a participant shall receive a lump-sum amount equal to the value of the participant's vested account balance, as defined in the Plan.

Under certain circumstances, hardship withdrawals are allowed from the Plan.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Valuation of Investments

As of December 31, 2000 and 1999, the Plan's investments are stated at fair value, as determined by quoted market prices, except for the guaranteed investment contracts. Investments in mutual funds are stated at fair value as reported by the respective holders of the underlying assets.

The Budget Group, Inc. common stock investment consists of the Employer's common stock, which is valued at the last reported sale price as reported on the New York Stock Exchange.

As of December 31, 2000 and 1999, purchases and sales of securities were recorded on a trade-date basis. Dividends were recorded on the ex-dividend date. The fair value of Budget's stock at December 31, 2000 and 1999, was $3,392 and zero, respectively.

Investments in the guaranteed investment contracts as of December 31, 1999, are stated at contract value which approximates fair value, as reported by the respective holders of the underlying assets, CIGNA Life Insurance Company (CIGNA) and Principal Mutual Life Insurance Company (Principal). Fair value is determined by CIGNA based on the market interest rate. Fair value is determined by Principal for each participant's account by determining the difference between the current interest rate that would be earned by an account with the same risk factors and the actual interest rate being earned by the account. This difference is used to calculate a market value adjustment factor, which is applied to the account balance. Account balances are initially recorded at contract value. Contract value represents contributions made under the contract, plus interest under the contract terms, less plan withdrawals.

Administrative Expenses

Administrative expenses of the Plan are paid by the Employer for the year ended December 31, 2000.

Termination

Although it has not expressed any intention to do so, the Employer has the right, under the plan provisions, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the statements of net assets available for benefits and the statement of changes in net assets available for benefits for the reporting period. Actual results could differ from those estimates.

3.       INCOME TAX STATUS:

The Internal Revenue Service has issued a determination letter dated February 2, 1996, stating that the Plan was designed in accordance with the applicable Internal Revenue Code (IRC) requirements as of that date. The Plan has been amended since receiving the determination letter. However, management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, management believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

4.       PARTY IN INTEREST TRANSACTIONS:

The Collective Short-Term Investment Fund is managed by the trustee, Bank of New York Company, Inc., which is a party-in-interest.

5.       INVESTMENTS:

The fair value of investments that represent 5 percent or more the of the Plan's net assets available for benefits, as of December 31, 2000 and 1999, are as follows:

      Description of Investment                    2000              1999
      -------------------------                 ----------        ----------

Alliance Premier Growth Fund                    $2,172,601        $       --
Income Fund of America                             536,048                --
Bond Fund of America                               460,768                --
Franklin Small Cap Growth Fund                     245,789                --
Franklin Money Market Fund                         828,551                --
American Century Twentieth Century
          Select Mutual Fund                            --         2,435,879
American Century Balanced Mutual Fund                   --           533,205
American Century Benham Bond Fund                       --           360,930
CIGNA Guaranteed Long-Term Fund                         --           718,076

During the year ended December 31, 2000, the Plan's investments depreciated in value by $286,445, as follows:

                                                                           Amount
                                                                         ----------

Budget Group, Inc. common stock                                          $       55
Mutual funds                                                               (297,896)
Corporate bonds                                                              11,396
                                                                         ----------
                 Net depreciation in fair value of investments           $ (286,445)
                                                                         ==========

             BUDGET RENT A CAR CORPORATION EMPLOYEE RETIREMENT PLAN

                      FOR COLLECTIVELY BARGAINED EMPLOYEES

               SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT

                             AS OF DECEMBER 31, 2000

Identity of Issue, Borrower, Lessor or Similar
                     Party                            Description of Investment                       Fair Value
----------------------------------------------        -------------------------                       -----------

Alliance Group                                        Alliance Premier Growth Fund                    $ 2,172,601

The American Funds Group                              Income Fund of America                              536,048

The American Funds Group                              Bond Fund of America                                460,768

The American Funds Group                              Franklin Small Cap Growth Fund                      245,789

The American Funds Group                              Washington Mutual Investors Fund                    124,941

Bank of New York Company, Inc.*                       Collective Short-Term Investment Fund                 1,801

Franklin Templeton                                    Templeton Foreign Fund                               51,508

The American Funds Group                              American Century Balanced Mutual Fund                19,795
                                                                                                      -----------

                Total mutual funds                                                                      3,613,251

Franklin Templeton                                    Franklin Money Market Fund                          828,551

Budget Group, Inc.*                                   Common stock                                          3,392
                                                                                                      -----------

               Total assets held for investment                                                       $ 4,445,194
                                                                                                      ===========

* Represents a party-in-interest